Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On July 20, 2011, Ecolab Inc. used the following slides in a live webcast to Employees.

Ecolab and Nalco Merger July 20, 2011 CONFIDENTIAL 1

Cautionary Statement This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information Additional Information and Where to Find it Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Today is an Extraordinary Day in Ecolab’s History

Our Strategic Vision A $10 billion market leader Global leader in food safety, infection prevention and public health Purpose-driven, strategically aligned, collectively inspired A high-growth company that creates value for customers, associates, shareholders and communities 5

Our Strategic Goals Extend Corporate Accounts leadership globally Develop leadership position in emerging markets Become Water, Energy and Waste experts in our markets Build Healthcare to be one of our three core businesses Expand leverage globally, led by Europe 6

Our Purpose & Values “Our products and services prevent disease and infection. Keep food supplies safe. Protect the places where people eat, sleep, work, play and heal Our aim is to use water and energy with care. To sustain the earth’s resources We touch what is fundamental to human life We help our customers succeed. Reduce risk and worry. Free them to grow“ 7

Delivering on Our Purpose, Reaching Our Vision Ecolab + Nalco =

Global leader in cleaning and sanitation solutions for food safety and infection prevention Merger of Two Global Leaders 9 Global Leader in Cleaning, Sanitation and Water Management Solutions for Food Safety, Infection Prevention and the Preservation of Natural Resources Global leader in water and energy management solutions for the preservation of natural resources

Deal Overview Ecolab and Nalco (NYSE: NLC) announced agreement to merge on July 20 Goal to close in 3-4 months Nalco will keep its brand name and will continue to operate much as it currently does Combined corporation becomes Ecolab Inc. , a $11B+ organization with headquarters in St. Paul 10 Accelerated Growth And Value Creation

Nalco Overview Naperville, Illinois based 12,500 employees Servicing 50,000 customer locations in more than 150 countries Water management solutions and energy services provider NYSE: NLC $4.3B Revenue (2010) $4.0B Market Cap(1) $6.7B Enterprise Value(1) $2.7B of net debt due to previous LBO (1) As of July 17, 2011.

History of Nalco 12 1994 Joint Venture with Exxon, built energy service s 1947 Became a public listed company on NYSE: NLC 1928 Incorporated by merger of Chicago Chemical Co. & Aluminate Sales Co. 1999 Acquired by Suez Lyonnaise des Eaux 2003 Leveraged buy-out by Blackstone, Apollo & Goldman 2004 Re-listed on the NYSE: NLC 2007 Acquired Mobotec to enter air pollution control market 2008 J. Erik Fyrwald joined Nalco as Chairman, President & CEO 2009 Acquired Crossbow water; Membrane, Ion Exchange & equipment 2011 Divestiture of marine and personal care business

Three Key Divisions Source: Nalco presentation. Water Services 2010 Market Positions #1 Market Position #3 Market Position #1 Market Position Overview Water treatment chemistry for industry (including F&B, hospitality, etc.) Water treatment and chemistry for paper industry Water treatment and chemistry for oil and gas recovery, refining and processing Paper Services Energy Services 2010 Sales $1.8B (42% of total) $0.8B (18% of total) $1.7B (40% of total)

Nalco Provides Water Management Solutions For a Cleaner, Safer, and Healthier World Cleaning and Preserving Water. . . Ensuring and increasing the supply of pure water for consumption Ensuring water is clean and free of contamination for industrial processing and safety Optimizing temperature and quantity to manage total operating costs Recycling and reusing water to preserve this scarce resource Making waste water clean before it goes back into the waterways to preserve the environment Across a Full-Range of Industrial and Institutional Markets Hospitality, Food & Beverage, Industrial and Energy And Across the Globe Established and Emerging Countries 14

What Nalco Does. . . Customer, Dow Chemical Dow’s largest site is in Freeport, Texas During drought periods they had challenges getting enough water from the river to run their processes Team of Nalco experts worked with Dow experts, did an audit on the entire site, installed Nalco’s latest and greatest automation technology to monitor the whole site’s water system 24/7 Dow was able to reduce water consumption at that one site by a billion gallons a year Whole system runs more efficiently – less energy, less maintenance – and the plant can operate with a lot less water, so even during droughts it’s not an issue 15

What Nalco Does. . . Customer, Marriott, Mumbai Water is a significant challenge in India, with a water deficit most of the year The average woman in India spends a lot of her life walking just to get water, carrying it. . . and the water that is available is often not clean enough Nalco is working with companies so that not only do they use less water, but any effluent from their facility is cleaner Nalco worked with the Marriott in Mumbai to recycle their cooling-system water instead of using fresh water The customer saved almost 300 million glasses of water a year from that one hotel, which can then be used as freshwater for drinking in Mumbai 16

What Nalco Does. . . Customer, Major Oil Companies Oil companies inject water into wells to enhance the flow of oil when production drops off Nalco helps customers pull the water out of the oil and clean it up which allows it to be reused Nalco developed a product that is injected along with the water to help channel it as opposed to letting it seep into porous rock around it This allows oil companies to get 10% more oil out of the reservoir while using significantly less water 17

Our Strategies Come Together 18 To help keep the world cleaner, safer and healthier In order to keep food supplies safe, prevent the spread of infection and preserve natural resources For institutional, industrial, food & beverage and energy markets We provide cleaning, sanitation and water management solutions

Why Does This Deal Make Sense? Natural fit, with complementary strengths & business models Both companies have great technology plus superior field service Both companies are customer focused and growth driven Major growth potential Delivers on key macro trends, including water scarcity and growing energy demands More than doubles our presence in emerging markets Builds on existing core business Enhances our breadth of capabilities for existing customers, while adding new customer set Builds out our circle the customer strategy Accretive transaction that maintains conservative financial position Accretive in 2012 and beyond, bolstering double digit growth Rapid deleveraging profile in 2012 and 2013

Complementary Strengths Technology Technology Service Culture Service Culture Unique Supply Chain Expertise Customer Base Customer Base Customer Value Customer Value Corporate Account Model 20

Technology and Service Focus Sales and Services Employees ~14,500 ~7,000 Technology Technology Centers 7 14 Patents 3,700+ 1,800+ R&D Employees 700 600 R&D 2010 $88M $80M 3 TRASAR T E C H N O L O G Y D ®

Water is Central to the Strategy Water market is huge ~$400B market growing faster than global GDP Water scarcity is an increasing problem 40% of the world will be living in water scarce regions by 2025, especially India and China Fresh water accounts for only 2-3% of world’s accessible supply Water is the limiting factor to growth in many regions Water is integral to what we do Cleaning & sanitizing and food safety 22

Nalco Has Leading Edge Water Expertise Water treatment services Boiler water applications Cooling water applications Raw water/potable water preparation Waste water applications Water reuse and recycling Oil and gas industry applications Automation and monitoring services 360 remote monitoring Analytical, consulting, predictive modeling, customer training Eco-efficiency 23 We Become the #1 Global Player in Water

Nalco Helps Fulfill Our “Circle The Customer” Opportunity Ecolab has invested over the last decade to learn water Built significant expertise in F&B sanitation, water and waste Began serving hospitality market But we lack global reach Nalco is 30X larger in water and waste Nalco enhances our ability to deliver a broader range of solutions Together, we have greater expertise and innovation Together, we are a powerful combination with much stronger ability to serve our customers, particularly F&B and Hospitality 24

How Energy (Oil and Gas) Fits The energy services market was developed primarily as a result of Nalco’s core competency in water – water is integral to every step of the oil and gas process For every barrel of crude oil that comes out of the ground, three barrels of water come too Water is critical to accessing more oil in an environmentally sustainable way Water is used to get oil out of the ground and increase reservoir production; water is also used to process and refine The water and oil combination must then be cleaned so water can be recovered New technologies allow for more oil production with less water usage, ultimately resulting in cost efficiencies and the preservation of resources 25

NY0067A3 Nalco Has A Strong Global Presence North America 2010 Sales: $2.1B Employees: ~4,600 Plants: 18 Europe, Africa, Middle East 2010 Sales: $1.0B Employees: ~2,800 Plants: 13 Asia / Pacific 2010 Sales: $0.7B Employees: ~2,500 Plants: 13 Latin America 2010 Sales: $0.5B Employees: ~1,600 Plants: 6 50,000 Customers 7,000 Sales and Service Professionals Largest Customer = <4% of sales Of Top 20 Customers, 19 with Nalco >10 years Countries of Operation Plant (1) Source: Publically available information $750M Revenue in Emerging Markets

Portfolio is Strengthened Nalco Geographic Mix Nalco End Market Mix Note: Based on revenue. 2010 Revenue: $4.3B

Combination Provides Balanced Industry Mix Combined Foodservice F&B Healthcare Hospitality 35% 25% 15% 10% 15% Other Foodservice Industrial Paper Hospitality F&B 40% 31% 5% 6% 18% 20% 17% 9% 7% 13% F&B Energy Industrial Paper Healthcare Hospitality Other 17% 9% 8% Energy

Combination Provides Balanced Global Reach Ecolab Nalco Combined North America 55% 49% 53% EMEA 30% 24% 27% Asia Pacific / Latin America 15% 27% 20%

Looking Forward, a Stronger Enterprise 30 Global leader in cleaning, sanitation and water management solutions that help keep food safe, prevent the spread of infection and preserve natural resources $11+ billion 38,000+ associates Broad global coverage Diversified industry footprint

Significant Increase in Scale $ in billions FY 2010 Financials Ecolab Nalco* Combined Revenue $6.1 $4.1 $10.2 Gross Profit $3.1 $1.8 $4.9 % Margin 50.2% 44.6% 47.9% Operating Income $0.8 $0.5 $1.3 % Margin 13.4% 12.4% 13.0% EBITDA $1.2 $0.7 $1.8 % Margin 19.0% 16.5% 17.9% Net Income $0.5 $0.2 $0.7 Note: Figures adjusted for non-recurring items. * Revenue and EBITDA exclude $90 million and $55 million of sales and earnings related to the sale of COREXIT dispersants in connection with the Gulf of Mexico oil spill respectively. Revenue and EBITDA exclude $70 million and $22 million related to businesses divested during 2010, and other one-time adjustments and non-recurring charges respectively.

Synergies Come Primarily from Growth vs. Cost This merger is primarily about value creation through growth and building breadth of capability to better serve our customers, and much less about cost synergies Market share gain Expanded customer offerings However, we do plan for $150 million in cost synergies in G&A and Supply Chain over the next several years Streamlining G&A (executive and corporate duplication) Scale and volume leverage Utilization improvement Cost productivity We expect no cost synergies in selling, service or R&D 32

A Lot Will Stay the Same This does not fundamentally change how we go to market Sales and service stay positioned the way they are Very few people will be impacted and we expect no impact on the field We see two great organizations working together, to provide our customers with more and broader solutions 33

What To Expect: Continued Communications This week and next we will be meeting with customers and associates to discuss the new organization Over the next 3 months until the expected close of the deal in Q4 we will continue to update our associates and customers Short term and long term: Continue to operate, business as usual Integration planning will begin, but integration will not start until after deal close 34

Transition Approach: Do’s Take the opportunity to become familiar with Nalco’s business Serve our customers well, ensure they know it is business as usual Reinforce with customers that this merger is all about gaining capabilities, scale and technology that will enable the combined company to do more for them 35 Do:

Transition Approach: And a Few Don’ts Speculate about organizational changes Speculate about the status of any Ecolab or Nalco business unit, plant, research center or other facility Request customer information from Nalco or provide information about our customers to Nalco until the transaction closes Speak poorly of competitors Get distracted from our number-one priority – providing superior service to our customers and growing our business 36 Do Not:

What This Means To You You are a part of an organization that has an important mission, and truly is “everywhere it matters” Together, we are delivering on the macro trends shaping our world You are helping keep food supplies safe, prevent the spread of infection and preserve natural resources You are part of a larger, stronger organization that is poised for exceptional growth You will have more to offer our customers You will have more career opportunities

We Have an Exciting Future Ahead of Us. . . Working Together, We Will Be a Larger, Stronger One Ecolab Delivering a Cleaner, Safer, Healthier World

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